

07007118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Financial Group Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Old Country Road - Suite 104
(No. and Street)

Garden City (City) New York (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee DeLorenzo 516-222-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner + Zwerman LLP
(Name – *if individual, state last, first, middle name*)

450 Wireless Blvd. (Address) Hauppauge (City), NY (State) 11788 (Zip Code)

PROCESSED
SEP 04 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee DeLorenzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Financial Group Ltd., as of 6/30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

President

Title

MARIANNE HOCKNELL
Notary Public, State of New York
No. 01HO5017873
Qualified in Suffolk County
Commission Expires Sept. 13, 2009



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED FINANCIAL GROUP, LTD.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

JUNE 30, 2007

UNITED FINANCIAL GROUP, LTD.

TABLE OF CONTENTS

JUNE 30, 2007

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
United Financial Group, Ltd.
Garden City, NY

We have audited the accompanying statement of financial condition of United Financial Group Ltd. as of June 30, 2007 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Financial Group, Ltd. at June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
July 19, 2007

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2007

ASSETS

Cash in bank		$221,233
Commissions receivable		11,653
Due from related party		1,270
Due from officer		8,044
Furniture and office equipment	$24,353	
Less accumulated depreciation	(24,353)	
Total furniture and office equipment		0
TOTAL ASSETS		$242,200

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$15,583
Accrued expenses		12,211
		27,794
STOCKHOLDERS' EQUITY		
Common stock-200 shares of no par value authorized, issued and outstanding	$1,000	
Additional paid-in capital	25,000	
Retained earnings	188,406	
Total stockholders' equity		214,406
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$242,200

The accompanying notes are an integral
part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2007

Revenue	
Commissions	$428,815
Dividends and interest	1,525
Total revenue	430,340
Expenses	
Employee compensation and benefits	202,141
Administrative expenses per expense sharing agreement	38,203
Insurance	15,221
Professional fees	58,407
Consultants	30,795
Education, licenses and dues	1,865
Printing and office expenses	6,227
Other expenses	8,490
Total expenses	361,349
Net income from operations before income taxes	68,991
Provision for income taxes	18,688
Net income	$50,303

The accompanying notes are an integral part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

	COMMON	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance 7/1/06	$1,000	$25,000	$188,103	$214,103
Net income	0	0	50,303	50,303
Dividends	0	0	(50,000)	(50,000)
Balance 6/30/07	$1,000	$25,000	$188,406	$214,406

The accompanying notes are an integral
part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2007

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$50,303
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in commissions receivable	4,563
Increase in accounts payable	5,715
Increase in accrued expenses	5,725
Net cash provided by operating activities	66,306
CASH FLOW FROM INVESTING ACTIVITIES	
(Increase) in due fom officer	(8,044)
Net cash (used in) investing activities	(8,044)
CASH FLOW FROM FINANCING ACTIVITIES	
(Decrease) in due to related party	(4,153)
Dividends paid	(50,000)
Net cash (used in) financing activities	(54,153)
Net increase in cash	4,109
Beginning cash balance	217,124
Ending cash balance	$221,233

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Income taxes paid	$9,360

The accompanying notes are an integral part of these financial statements

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007

NOTE 1: ORGANIZATION

United Financial Group, Ltd. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was founded in August of 1981. It provides individual investors a full-service network for the execution and clearance of trades (mutual funds only), and financial advice. The Company does not directly exchange or handle any securities. In addition, the Company is a licensed insurance brokerage, and sells various health, life, disability and annuity policies. The Company's main office is located in Garden City, N.Y. and most of the Company's clients are located in the New York metropolitan area. The Company also has a satellite office in Great Neck, N.Y.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

INCOME TAXES

United Financial Group, Ltd. files a federal income tax return and the appropriate state and city income tax returns. Income tax liabilities and expenses are included herein.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

PROPERTY AND EQUIPMENT (Continued)

Property and equipment is depreciated using both straight line and accelerated methods over lives prescribed by federal tax law and regulations. These lives do not materially differ from lives prescribed by generally accepted accounting principles.

SECURITY TRANSACTIONS AND COMMISSIONS INCOME

General securities transactions are recorded on a trade date basis. Pursuant to SEC rule 15c3-3, mutual fund and unit investment trust transactions are recorded on a trade date basis. Commission income and related clearing expenses are recorded on a trade date basis.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the Company uses.

VARIABLE INTEREST ENTITIES AND NEW ACCOUNTING STANDARDS FIN NO. 46

The Financial Accounting Standards Board (FASB) issued Interpretation Number 46, as revised (FIN 46R), that requires the consolidation of certain "variable interest entities" under generally accepted accounting principles. The Company has considered its relationships with related entities and determined that it is not a primary beneficiary and, therefore, not required to consolidate the accounts of any variable interest entity for the year ended June 30, 2007.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007

CONTINUED

NOTE 3: COMMITMENTS

GARDEN CITY OFFICE LEASE

The Company maintains offices at 666 Old Country Road, Garden City, N.Y. The lessee of the premises is United Asset Strategies, Inc., a related corporation. The premises are provided to the Company under an expense sharing agreement. (See Note 7).

NOTE 4: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. At June 30, 2007 the Company had net capital of $193,439, which was $188,439 in excess of its required net capital of $5,000. The Company's net capital ratio was .14 to 1.

NOTE 5: 401-K PROFIT SHARING PLAN

The Company maintains a 401(k) Retirement Plan covering all employees that meet requirements of the Plan. The Plan allows each employee to make discretionary contributions up to the Internal Revenue Code's annual limitations. At the discretion of the stockholders, the Company may make matching contributions to the Plan of an amount up to 50% of eligible employees' contributions and a profit sharing contribution, which historically has ranged between 0% to 5% of compensation.

Profit Sharing and 401(k) expense for the year ended June 30, 2007 was $11,063.

NOTE 6: RECONCILIATION OF FINANCIAL STATEMENTS HEREIN TO FOCUS REPORTS (FORM X-17a-5 Part II c filing)

No material differences exist between the amounts used in the computation of net capital (per Uniform Net Capital Rule 15c3-1) and the Company's previously filed unaudited quarterly Focus reports.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007

CONTINUED

NOTE 7: RELATED PARTY TRANSACTIONS

On July 1, 2000, United Asset Strategies, Inc. ("UASI") and the Company entered into an expense sharing agreement. The agreement was modified on July 1, 2006. The principal stockholder of the Company owns 100% of UASI. UASI pays various administrative expenses and the Company reimburses UASI on a regular basis.

Total reimbursed expense for the year ended June 30, 2007 was $38,203. It consisted of the following:

Employee compensation and benefits	$ 18,620
Office and telephone expenses	12,279
Occupancy	7,106
General liability insurance	198
Total reimbursed expense	$ 38,203

Pursuant to the above agreement the Company owed UASI $2,366 at June 30, 2007.

In addition, the Company may make payments on behalf of UASI, for which it is reimbursed. At June 30, 2007 the balance UASI owed the Company was $ 3,636.

The total of these amounts was a net due from related party (UASI) of $1,270.

NOTE 8: DUE FROM OFFICER

From time to time, the Company extends loans to, or receives loans from its officer. At June 30, 2007 the Company loaned $8,044 to its officer. This loan is in writing and will be repaid within three months.

NOTE 9: UNINSURED CASH BALANCES

The Company maintains cash balances with high quality financial institutions and may periodically exceed the federally insured limit of $100,000. Amounts in excess of the insured limit were $122,899 at June 30, 2007.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SEC

To the Board of Directors of
United Financial Group, Ltd.
Garden City, N.Y.

We have audited the accompanying financial statements of United Financial Group Ltd. as of and for the year ended June 30, 2007 and have issued our report thereon dated July 19, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 11 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
July 19, 2007

UNITED FINANCIAL GROUP, LTD.
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SEC
AS OF JUNE 30, 2007

Credits		
Shareholder's equity		$214,406
Debits		
Accounts receivable	$11,651	
Other assets	9,314	
Furniture & office equipment (net)	0	
		20,967
Net Capital		$ 193,439
Minimum Net Capital Required		$ 5,000
Aggregate Indebtedness:		
Accounts payable	$15,583	
Other payables	12,211	
Total Aggregate Indebtedness		$ 27,794
Excess net Capital at 1500%		$ 191,588
Excess net Capital at 1000%		$ 190,660
Ratio: Aggregate Indebtedness to Net Capital		.14 to 1

The accompanying notes are an integral part of these financial statements

UNITED FINANCIAL GROUP, LTD.
SUPPLEMENTAL INFORMATION
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3.

JUNE 30, 2007

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of
United Financial Group, Ltd.
Garden City, NY

In planning and performing our audit of the financial statements of United Financial Group Ltd.(the Company) as of and for the year ended June 30, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at, June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
July 19, 2007

END